UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Amendment No. 2

FIRST CITIZENS BANCSHARES, INC.

(Name of Issuer)

CLASS A COMMON STOCK, $1.00 PAR VALUE

(Title of Class of Securities)

31946M-10-3

(CUSIP Number)

William R. Lathan, Jr.

Ward and Smith, P.A.

1001 College Court

New Bern, North Carolina 28562

(252) 672-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746(12-91)

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 2 of 5 Pages

(1)	Name of reporting persons S.S. or I.R.S. Identification nos. of above persons (entities only) CARMEN HOLDING AMES
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO, PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 457
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 457
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 457
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) Less than 0.01%
(14)	Type of reporting person (see instructions) IN

This Amendment No. 2 amends the Reporting Person’s Schedule 13D dated August 29, 2009, as previously amended, to report that she no longer beneficially owns more than 5% of the Issuer’s Class A Common Stock.

Item 1. Security and Issuer.

The Schedule 13D which is being amended relates to the Class A Common Stock, $1 par value per share (“Class A Common Stock”), of First Citizens BancShares, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 4300 Six Forks Road, Raleigh, North Carolina 27609.

Item 2. Identity and Background.

The Schedule 13D which is being amended is filed by CARMEN HOLDING AMES, whose business address is Post Office Box 29549, Raleigh, North Carolina 27626. Ms. Ames formerly served as a director of the Issuer. She resigned from her position as a director effective December 20, 2012.

Item 5. Interest in Securities of the Issuer.

Ms. Ames previously was, or may have been deemed to be, the beneficial owner of an aggregate of 962,448 shares of Class A Common Stock, constituting 11.2% of the outstanding Class A Common Stock (based on a total of 8,603,389 shares outstanding as of December 17, 2012). Those shares included the shares listed in the table below which were held (i) individually by Ms. Ames, (ii) by her in trust for her minor children, (iii) by three separate trusts of which she is a beneficiary, (iv) by a fourth separate trust of which a trust for her benefit is a remainder beneficiary, and (v) by a charitable foundation, as follows:

Total Number of Shares	Voting Power		Dispositive Power		Manner in Which Shares Were Held
	Sole	Shared	Sole	Shared
25,129	25,129	-0-	25,129	-0-	By Ms. Ames individually
173	173	-0-	173	-0-	By Ms. Ames as trustee for son
284	284	-0-	284	-0-	By Ms. Ames as trustee for daughter
518,232	518,232	-0-	-0-	-0-	By Lewis R. Holding Revocable Trust (“LRH Trust”) (1)
12,400	12,400	-0-	12,400	-0-	By Irrevocable Trust 1976 dated January 17, 2011 (“1976 Trust”) (2)
110,400	110,400	-0-	110,400	-0-	By Irrevocable Trust 1979 dated January 17, 2011 (“1979 Trust”) (2)
294,040	294,040	-0-	294,040	-0-	By Irrevocable Trust 1990 dated January 17, 2011 (“1990 Trust”) (2)
1,790	1,790	-0-	1,790	-0-	By the Lew H. Foundation (“Foundation”) (3)

962,448	962,448	-0-	444,216	-0-

(1)	The trust agreement required that the trustee vote the shares of Class A Common Stock as directed by Ms. Ames if she was living, but provided that the trustee had sole dispositive power over the shares.
(2)	The trust agreement pertaining to each trust required that the trustee vote the shares of Class A Common Stock as directed by Ms. Ames during her lifetime. The trustee had dispositive power over the trusts’ assets, but, during her lifetime, Ms. Ames could elect to direct investments of the trusts’ assets.
(3)	The Lew H. Foundation is a North Carolina non-profit corporation organized under Section 501(c)(3) of the Internal Revenue Code. Ms. Ames serves as President of that corporation.

On December 20, 2012, Ms. Ames, the Trustee of the 1976 Trust, the 1979 Trust, and the 1990 Trust (in each case acting at Ms. Ames’ direction), the Trustee of the LRH Trust (acting at Ms. Ames’ request), and the Foundation, sold all shares of the Class A Common Stock they previously held at a price of $140.00 per share to accredited investors in privately negotiated transactions. Following those sales, neither Ms. Ames personally, the Trustee on behalf of any of those four trusts, nor the Foundation, hold any shares of Class A Common Stock. Ms. Ames continues to hold an aggregate of 457 shares of Class A Common Stock as trustee for her minor children. As a result of the above transactions, Ms. Ames no longer beneficially owns more than 5% of the outstanding shares of Class A Common Stock. Except as described above, and a charitable gift of 110 shares of Class A Common Stock by the Foundation, during the 60 days preceding the filing of this Schedule 13D/A neither Ms. Ames, nor any of the Trusts or the Foundation listed in the table effected any transactions in Class A Common Stock.

Ms. Ames disclaims beneficial ownership of certain other shares of Class A Common Stock as described below.

(a)	The assets of the four trusts listed in the table above include, in the aggregate, shares of the capital stock of various other entities or their subsidiaries, including Southern BancShares (N.C.), Inc. (25.0% of outstanding common stock), Fidelity BancShares (N.C.), Inc. (36.5% of outstanding common stock), Twin States Farming, Inc. (1.8% of outstanding common stock), and Yadkin Valley Company (30.5% of outstanding common stock). Those other entities collectively hold an aggregate of 273,758 shares of Class A Common Stock. The shares of those entities are held by the trusts for investment purposes and to fulfill their dispositive purposes, and it is believed that neither the trusts nor Ms. Ames control those other entities. Ms. Ames disclaims voting and dispositive power over the shares of Class A Common Stock held by those other entities.

(b)	Ms. Ames is one of five directors of the Robert P. Holding Foundation, Inc., a North Carolina non-profit corporation organized under Section 501(c)(3) of the Internal Revenue Code, which holds 56,831 shares of Class A Common Stock. Ms. Ames disclaims voting and dispositive power over those shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 20, 2012	/S/ Carmen Holding Ames
Carmen Holding Ames